

November 12, 2010

Mr. Steven D. Fredrickson
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, Virginia 23502

> **Re: Portfolio Recovery Associates, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 16, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 000-50058**

Dear Mr. Fredrickson:

We have reviewed your response letter dated October 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2010

Part I. Financial Information

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. We note your response to comment 3 in our letter dated October 6, 2010. Please further supplement your disclosure to discuss differences in the timing of collections of your bankruptcy receivables in comparison to your defaulted consumer receivables. We note the statement of Mr. Steve Fredrickson in your 2009 fourth

quarter earnings call, that cash flows from bankruptcy receivables tend to be "elongated or delayed" in comparison to defaulted consumer receivable cash flows.

2. We note your response to comment 4 in our letter dated October 6, 2010. To the extent that this comment remains relevant to your business operations, please revise your disclosure to discuss.

Part II. Other Information

Item 3. Legal Proceedings, page 26

3. We note your response to comment 2 in our letter dated October 6, 2010. In light of the amount in question, $9,781.43, it is not clear why these arbitration claims constitute material legal proceedings involving the company. If all the arbitration awards obtained before the National Arbitration Forum are at issue in the class counterclaim, disclose the entire amount.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

CC: Adam M. Fox, Esq.
Via Facsimile: (212) 698-3599